Exhibit b

January 15, 2025

Personal and Confidential

Board of Directors of Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

8th Floor,Yaesu Central Tower

Tokyo 104-0028

Japan

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the American Depository Shares (the “ADSs”) other than the Company or any of its affiliates (such other holders, the “Unaffiliated ADS Holders”) of Pixie Dust Technologies, Inc., a corporation formed under the laws of Japan (the “Company”), of the purchase price per share of $1.00 (the “Purchase Price”) to be paid to The Bank of New York Mellon (“BNY Mellon”) for the benefit of such Unaffiliated ADS Holders under the transaction between the Company and BNY Mellon, its depositary (the “Transaction”). In the Transaction, the Company will repurchase certain shares of its common stock from BNY Mellon on behalf of the Unaffiliated ADS Holders to reduce the number of record holders of the ADSs to qualify to suspend registration under the Securities Exchange Act of 1934, as amended.

In connection with our review of the Transaction, and in arriving at our opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(i)	reviewed a draft Schedule 13E-3 (“Draft 13E-3”) relating to the Transaction, provided to us by management of the Company on January 6, 2025;

(ii)	reviewed the Company’s audited annual financial statements for the year ended April 30, 2024;

(iii)	reviewed the detailed financial projection model for the years ending April 30, 2025 through 2029 approved by management of the Company and provided to us on January 14, 2025;

(iv)	reviewed other internal documents, prepared by the Company and its advisors, relating to the history, past and current operations, financial conditions, and expected outlook of the Company, provided to Craig-Hallum by management of the Company;

(v)	reviewed documents related to the Transaction, including the Deposit Agreement dated August 3, 2023, the Termination Notice of the Deposit Agreement dated December 18, 2024, an English translation provided by the Company of their draft Notice of the Extraordinary General Meeting of Shareholders, and an English 2 translation provided by the Company of the draft of a January 15, 2025 board resolution approving the Purchase Price (the “Draft Resolution”);

(vi)	reviewed estimates, projections, and documents regarding Net Operating Loss carryforwards;

(vii)	reviewed various SEC filings, press releases, and internal presentations prepared by the management of the Company;

(viii)	discussed with members of management of Company the information above and the background and other elements of the Transaction, the financial condition, current operating results, and business outlook for the Company; and

(ix)	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including an analysis of publicly available price and trading volume data related to the Company’s ADSs prior to their delisting and a discounted cash flow analysis.

In addition, we have conducted such other analyses, examinations, and inquiries and considered such other financial, economic, and market criteria and factors as we have deemed necessary or appropriate in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided by the Company has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, such information has been reasonably prepared based on assumptions reflecting the best available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax, and financial reporting matters with respect to the Company or the Transaction.

In arriving at our opinion, we have assumed that the consummated Transaction will be as described in the Draft 13E-3 and the Draft Resolution. We have relied upon and assumed, without independent verification, that (i) the Company and BNY Mellon will fully and timely perform the covenants and agreements required to be performed by such party as described in the Draft 13E-3 and pursuant to the Draft Resolution, (ii) the Transaction will be consummated as described in the Draft 13E-3 and pursuant to the Draft Resolution without amendments thereto, (iii) all conditions to consummating the Transaction will be satisfied without waiver by any party of any conditions or obligations, and (iv) that there will be no adjustment to Company’s capital structure before the Transaction that results in any adjustment to the Purchase Price. Additionally, we have assumed that all regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect Company or the contemplated benefits of the Transaction.

In arriving at our opinion, we have performed no appraisals or valuations of any specific assets or liabilities (fixed, contingent, or other) of the Company, and have not been furnished or provided 3 with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state, federal, or Japanese law relating to bankruptcy, insolvency, fraudulent conveyance, or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that the Company is not party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or transaction, divestiture, or spin-off, other than the Transaction.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the prices or trading ranges at which Company ADSs or shares of Common Stock will trade at any time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and have no obligation to update, revise or reaffirm this opinion.

As you are aware, the credit, financial, and stock markets have from time-to-time experienced unusual volatility. We express no opinion or view as to any potential effects of such volatility on the Transaction, and the opinion does not address potential developments in any such markets. In addition, we express no opinion or view as to any potential effects of the COVID-19 pandemic or other national or international events on the Transaction or the Company.

The Company’s Board of Directors engaged us to render this opinion. The opinion fee is not contingent upon the consummation of the Transaction, or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are providing this opinion to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any Unaffiliated ADS Holder of the Company. This opinion shall not be disclosed, referred to, published, or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. The Craig-Hallum Opinion Committee has approved the issuance of this opinion.

This opinion addresses solely the fairness, from a financial point of view, to the Unaffiliated ADS Holders of the Purchase Price and does not address any other terms or agreement relating to the Transaction. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, or any other terms contemplated by the Transaction. With respect to the Purchase Price payable under the Transaction, this opinion relates solely to the consideration payable to BNY Mellon for the benefit of the Unaffiliated ADS Holders based upon the valuation of the entire Company and we express no opinion regarding the consideration allocated or paid to any individual stockholders, ADS holders, or holders of securities other than the Company’s ADSs.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Purchase Price to be paid by the Company to BNY Mellon for the benefit of the Unaffiliated ADS Holders in the Transaction is fair, from a financial point of view, to such Unaffiliated ADS Holders as of the date hereof.

Very truly yours,

Craig-Hallum Capital Group LLC

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